Filed pursuant to Rule 497(a)
File No. 333-257157
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FUNDRISE

PORTFOLIO UPDATE

Innovation Fund companies to deliver remarkable growth

Over the past several months, a number of the Innovation Fund's portfolio companies have announced exciting new growth milestones and/or fundraising rounds. These achievements not only show the strength of these portfolio companies but also the potential for strong returns from the Fund going forward.

OpenAI doubles revenue to $3.4 billion

The company's revenue growth has been impressive, driven by subscriptions to its chatbots and fees from developers using its models. Additionally, a significant portion of its revenue comes from Microsoft's sales of OpenAI models to their cloud customers. This milestone reflects the robust demand and OpenAI's market leading position, which was further underscored by their recent partnership with Apple.

Databricks growing revenue at more than 60%

The company recently shared it is on track to achieve $2.4 billion in annualized revenue and expects revenue growth to exceed 60% for the year. This growth is a testament to the company's strong position in enabling AI in production and their innovative product catalog.

Anduril raises $1.5 billion at $14 billion valuation

Defense tech startup Anduril has closed what will likely end up being one of the largest funding rounds of the year, a $1.5 billion deal that values the company at $14 billion. This comes after a series of exciting new announcements around new contract procurements from the US government.

Vanta raises new round from Sequoia at $2.45 billion valuation

The company has announced it raised a $150 million funding round led by Sequoia that values the company at $2.45 billion, continuing to solidify its position as the market leader in the SaaS compliance space.

The continued success from companies like OpenAI, Databricks, Anduril, and Vanta along with other notable portfolio companies such as Canva, Anthropic, and ServiceTitan serves to only further reinforce our confidence that the Fund has arguably one of the most attractive portfolio of companies of any venture fund today which we expect to lead to strong returns over the long term.

The Innovation Fund is now available for additional investments.

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